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                                                                    EXHIBIT 14.1

                 CODE OF ETHICS FOR CEO AND FINANCIAL EXECUTIVES
                          EFFECTIVE SEPTEMBER 30, 2003

The CEO and all senior finance executives of Insight Enterprises, Inc. (the "Company") shall adhere to and advocate the principles and responsibilities in this Code of Ethics (the "Code") with respect to all matters and issues relating to the Company.

A. Each of such executives shall to the best of his or her knowledge and ability:

    1. Act with honesty and integrity, avoiding actual conflicts of interest in personal and professional relationships and handling apparent conflicts in an ethical and open manner. Whenever an apparent or actual conflict arises, each such executive shall disclose all significant facts relating to any material transaction or relationship that reasonably could be expected to give rise to a conflict.

    2. Provide the Board of Directors, the executive officers and other employees of the Company with information that is accurate, complete, objective, relevant, timely and understandable.

    3. Make sure the Company makes full, fair, accurate, timely and understandable disclosure in reports and documents the Company files with, or submits to, the SEC, and in other public communications made by the Company.

    4. Comply with applicable rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

    5. Act in good faith, responsibly and with due care, competence and diligence in all matters involving the Company without misrepresenting material facts or allowing his or her independent judgment to be subordinated.

    6. Respect the confidentiality of information acquired in the course of his or her work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of his or her work must not be used for personal advantage.

    7. Share knowledge and maintain skills important and relevant to the Company's needs.

    8. Proactively promote ethical behavior as a responsible officer among those who work in his or her work environment.

    9. Achieve responsible use of and control over all assets and resources employed or entrusted to him or her.

    10. Report promptly any violation of the Code.

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B.       Any disclosure or report of violation contemplated by this Code shall be made promptly either to the Audit Committee or to the General Counsel of the Company. The Company will investigate any matter so reported and may take appropriate disciplinary and corrective action, up to and including termination. The Company forbids retaliation against employees who report violations of this Code in good faith.

C. Any waivers of this Code for executive officers or directors may be made only by the Board of Directors or the Audit Committee of the Board, and must be promptly disclosed to the Company's shareholders.